[redacted]

16012677

Washington, D.C. SECURITIES AND EXCHANGE COMMISSION

AN[redacted]D.

FORM [redacted]5 FEB 29 2016

PART III

DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8-6 8 28 5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATTS CAPITAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 0 MADISON AVENUE 21Sst FLOOR
(No. and Street)

NEW YORK NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID PRUNIER 8 4 5-325-537 4
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – *if individual, state last, first, middle name*)

54 00 W CEDAR AVE LAKEWOOD CO 8 0226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID PRUNIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATTS CAPITAL, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA MASIND
Notary Public - State of New York
NO. 01MA6272190
Qualified in Orange County
My Commission Expires 11/13/16

Signature

CFO/FINANCIAL OPERATIONS PRINCIPAL
Title

2/27/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATTS CAPITAL, LLC

CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Watts Capital, LLC

We have audited the accompanying statement of financial condition of Watts Capital, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watts Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

WATTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	16,216
Other assets		11,729
Due from affiliate		994
Property, net of accumulated depreciation of $1,061		1,539
Note receivable		21,660
Total assets	**$**	**52,138**

LIABILITIES AND MEMBER EQUITY

LIABILITIES:		
Accounts payable	$	2,178
Accrued expenses		599
		2,777
MEMBER EQUITY		49,361
Total liabilities and member equity	**$**	**52,138**

The accompanying notes are an integral part of this statement.

WATTS CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE:		
Advisory fee income	$	230,000
Other revenue		55,613
Total revenue		285,613
EXPENSES:		
Commissions expense		232,428
Occupancy		22,677
Professional fees		21,250
Computer and internet expense		9,596
Administration fees		7,150
Travel and entertainment		7,479
Regulatory fees		3,602
Other expense		2,186
Office expense		2,209
Depreciation expense		520
Total expenses		309,097
NET LOSS	**$**	**(23,484)**

The accompanying notes are an integral part of this statement.

WATTS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

BALANCE, December 31, 2014	$	62,845
Net loss		(23,484)
Contributions		10,000
BALANCE, December 31, 2015	**$**	**49,361**

The accompanying notes are an integral part of this statement.

WATTS CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Let loss	$	(23,484)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in Due from affiliate		36,889
Increase in other assets		(4,613)
Property deprecation		520
Increase in Note receivable		(21,660)
Decrease in accrued expenses		(6,266)
Decrease in accounts payable		(8,891)
NET CASH USED IN OPERATING ACTIVITIES		(28,025)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions by member		10,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(18,025)
CASH AND CASH EQUIVALENTS, at beginning of year		33,721
CASH AND CASH EQUIVALENTS, at end of year	**$**	**15,696**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Organization and Business

Watts Capital, LLC (the "Company") is a Delaware Limited Liability Company organized on April 2, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. Registration with these regulatory bodies occurred on October 13, 2010. In this capacity the Company participates as a consultant regarding securities transactions as well as in private placement of capital into various limited partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's primary sources of revenue are fees earned from consulting and private placement of securities. The Company records revenue from its activities over the terms of the related agreement.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company's sole member is taxed on the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Property

The Company provides for depreciation of property on the straight-line method based on estimated lives of 10 years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Liabilities Subordinated to the Claims of Creditors

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $13,438 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.162 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company had a receivable from Watts Holdings, LLC "the parent" for expenses paid on their behalf of $994.

NOTES TO FINANCIAL STATEMENTS
(*concluded*)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Indemnifications

The Company may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2015

CREDIT:		
Member equity	$	49,361
DEBITS:		
Non-allowable assets:		
Note receivable		21,660
Other assets		11,729
Property, net of accumulated deprecation of $1,061		1,539
Due from affiliate		994
Total Non-allowable assets		35,922
NET CAPITAL		13,438
AGGREGATE INDEBTEDNESS		2,178
Minimum requirements of 6-2/3 % of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess net capital	**$**	**8,438**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.162 to 1**

Note: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2015.

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Exemption)

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

See the accompanying independent auditors' exemption review report

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Watts Capital, LLC

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Watts Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2016

WATTS
CAPITAL

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Watts Capital, LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2015. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds or delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers Watts Capital, LLC (the "Company").

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

David Prunier, *CFO and FinOp*

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member of
Watts Capital, LLC

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Watts Capital, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S F Beymer CPA PC
Lakewood, Colorado
February 24, 2016